Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, NY 10178-0060

July 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Legg Mason Global Asset Management Trust

(Filing relates to ClearBridge Small Cap Fund and ClearBridge Value Fund (each, a “Fund”)

(File No. 333-279246)

Ladies and Gentlemen:

On behalf of Legg Mason Global Asset Management Trust, a Maryland statutory trust (the “Acquiring Trust” or the “Registrant”), we are hereby submitting this letter to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on May 31, 2024 and June 3, 2024. The comments related to the Form N-14 Registration Statement filed with the Commission on May 9, 2024 (the “Registration Statement”) with respect to the proposed reorganization of ClearBridge All Cap Value Fund, a series of Legg Mason Partners Investment Trust (the “Target Trust”) into ClearBridge Value Fund, a series of the Registrant, and ClearBridge Small Cap Value Fund, a series of the Target Trust, into ClearBridge Small Cap Fund, a series of the Registrant. The following is a summary of the comments received from the legal examiner, Karen Rossotto, and from the accounting examiner, Christina DiAngelo Fettig and the Trust’s response on behalf of the Funds. Capitalized terms used without definition have the meaning assigned to them in the Registration Statement.

General Comments

1. Comment: In the shareholder letter, please disclose what is prompting the merger. Why is the Adviser recommending it? If appropriate, please disclose the reasons that are stated at the bottom of page 27 that state that the Target Funds have limited prospects for future sales and long term viability. In addition, please disclose how the proposed transaction is designed to solve those problems.

Response: The shareholder letter has been amended to add the following disclosure:

In recommending the approval of each Reorganization to the Board, the Adviser highlighted the potential economies of scale that might be realized by combining the respective Funds and the relative size and future growth prospects of each Target Fund (including the Adviser’s view that ClearBridge Small Cap Value Fund has limited prospects for future sales and long-term viability and that the future sales prospects of ClearBridge All Cap Value Fund were less attractive than those of the similarly managed ClearBridge Value Fund).

In addition, the disclosure has been expanded in the subsequent paragraph to clarify that the Reorganization is designed to provide better future sales prospects.

2. Comment: Also in the shareholder letter, if there are any implications, please note the difference that the Funds will now be a series of the Acquiring Trust and its relationship to the Target Trust.

Response: As noted later in the Registration Statement, each Fund is a series of a Maryland statutory trust, and each Trust has a substantially similar Declaration of Trust and related organization documents, and, therefore, no change in shareholder rights is expected as a result of the Reorganization. Each Fund is also subject to the supervision of the same Board of Trustees. The Registrant therefore believes that there are no material implications related to the differences between the two Trusts, and that this topic is not necessary to cover in the shareholder letter.

3. Comment: In the fourth paragraph in the shareholder letter, it references a substantially similar investment strategy. Earlier in the letter it references a similar investment strategy. Please be consistent and highlight any differences in investment strategy in the shareholder letter.

Response: The requested change has been made to reference a “similar investment strategy.”

4. Comment: Later in the document, please address material differences between the Funds and how those differences impact investors from an investment perspective. For example, it is unclear how moving out of a value fund will impact the types of companies, sectors and risks investors will be exposed to. Please revise in appropriate locations to address or explain why such revisions are unnecessary.

Response: As discussed in the Registration Statement, each Target Fund and its corresponding Acquiring Fund have similar investment objectives and strategies. Further, each Target Fund and its corresponding Acquiring Fund pursue a value investing strategy, although the Registrant acknowledges that the ClearBridge Small Cap Fund does not specifically reference the value strategy in its name. The Registrant has revised the shareholder letter in order to clarify that each Fund follows a value investing strategy earlier in the document. The Registrant believes that any relevant differences (none of which the Registrant believes to be material) are thoroughly discussed under “Comparison of the Investment Objectives, Principal Investment Strategies, and Policies of each Target Fund with its Corresponding Acquiring Fund” and “Principal Risks of Each Fund.”

5. Comment: The dates the Reorganizations are expected to close are in August and September. Please disclose that although they are not required to vote, shareholders may have the option of redeeming prior to that date.

Response: The following disclosure has been added:

If you do not want to receive Acquiring Fund shares in connection with the Reorganization, you may redeem or exchange your Target Fund shares into another eligible fund in the Franklin Templeton fund complex prior to the closing date of the Reorganization.

6. Comment: Please provide us your legal analysis as to why a shareholder vote is not required for the reorganization

Response: Each of the Target Trust and the Acquiring Trust is a Maryland statutory trust, and, under applicable state law and the charter documents of each Trust, no shareholder vote is required in connection with the Reorganizations. In addition, no shareholder vote is required by Rule 17a-8 under the Investment Company Act of 1940 because each Target Fund and its corresponding Acquiring Fund have virtually identical investment advisory contracts, the same independent trustees, identical fundamental investment policies, and pay the same distribution fees with respect to the corresponding share classes involved in the Reorganization.

7. Comment: With respect to the links to the documents incorporated by reference, there are references to the documents “as supplemented.” Please specifically identify what is being incorporated by reference.

Response: The requested change has been made to specifically identify the documents being incorporated by reference.

8. Comment: In the summary on page 1, there is a reference to transaction costs in connection with the repositioning of the Fund’s portfolio. Will there be any repositioning, and if so please explain why is it needed. Considering the similarities of the strategies why would repositioning be needed? Please supplementally explain to the staff.

Response: As noted above and in the Registration Statement, each Target Fund and its corresponding Acquiring Fund has similar investment strategies and the same fundamental investment policies. However, the portfolio management teams have implemented the Funds’ investment strategies by investing in different groups of portfolio securities. It is anticipated that after the Reorganization, each Acquiring Fund would engage in certain repositioning of its portfolio securities. This repositioning would not be undertaken as the result of differences in investment restrictions between an Acquiring Fund and a Target Fund, but rather to bring the post-closing portfolio of each Acquiring Fund more in line with the sector weightings and other characteristics of the investments selected by that Fund’s portfolio management team.

9. Comment: In the summary on page 1, there is also disclosure that the reorganizations are not contingent upon one another. As there is no shareholder vote, is there a reason a closing would not occur? Please supplementally explain to the staff.

Response: Section 12 of the Agreement and Plan of Reorganization provides that the Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the closing date without penalty to either Fund by resolution of the Board, if circumstances should develop that, in the opinion of that Board, make proceeding with the Agreement inadvisable with respect to the Acquiring Fund or the Target Fund. While the reorganizations are expected to close, the disclosure makes it clear that there still remains a possibility that one Reorganization would close even if the other did not.

10. Comment: On the top of page 2, there is discussion of the consideration of “the potential economies of scale that might be realized by combining the respective Funds, the relative size and long-term viability of each Target Fund, and the relative performance of each Acquiring Fund compared with the corresponding Target Fund.” Please clarify in the disclosure what that means. We state later that long term viability is questionable. Please clarify how the relative performance compares.

Response: The Registrant has revised the disclosure to clarify as follows:

In recommending the approval of each Reorganization to the Board, the Adviser noted that it considered various factors, including the overlap in portfolio management, the similarities between each Target Fund’s and corresponding Acquiring Fund’s investment objectives and investment strategies, the potential economies of scale that might be realized by combining the respective Funds, the relative size and future growth prospects of each Target Fund (including the Adviser’s view that ClearBridge Small Cap Value Fund has limited prospects for future sales and long-term viability and that the future sales prospects of ClearBridge All Cap Value Fund were less attractive than those of the similarly managed ClearBridge Value Fund), and the relative performance of each Acquiring Fund compared with the corresponding Target Fund (including the Adviser’s view that each Acquiring Fund had experienced levels of volatility that were comparable to the corresponding Target Fund).

11. Comment: In general, consider using the terms Target Fund and Acquiring Fund in the discussion, as the names of the funds are similar.

Response: The Registrant respectfully notes that the terms “Target Fund” and “Acquiring Fund” are used in many places throughout the Registration Statement. However, the Registrant believes it is appropriate in certain places to use the specific names of the Funds, particularly where a matter impacts one Reorganization but not the other Reorganization.

12. Comment: On the bottom of page 2 in the comparison of the principal investment strategies for the Funds, consider displaying this information in chart form showing similarities and differences between both sets of Funds.

Response: The Registrant respectfully declines to make this change. The Registrant had considered displaying the information in chart form. However, because the relevant differences between the principal investment strategies of the Funds are fairly subtle, the Registrant determined that using a chart format which merely indicates, for example, that each Fund can invest in equity securities and foreign securities, would not be as effective in explaining the relevant differences. The Registrant believes that adding a chart would lengthen the Registration Statement without providing a material benefit to investors.

13. Comment: On page 4 in the fee comparison, please be clear in the introduction that the fees are based on different breakpoints. It is discussed below the chart but make sure it is clear in the introduction.

Response: The Registrant has moved the language regarding breakpoints below the chart to the introduction above the chart in order to give it greater prominence.

14. Comment: On page 8 in the expense table for the ClearBridge Value Fund, in the pro forma it seems that the resulting fees are higher for Class A shares following the reorganization. Please revise or clarify as may be needed as other disclosures seem to state that expenses will not increase.

Response: The Registrant acknowledges that the pro forma gross expenses for Class A shares of the ClearBridge Value Fund following the Reorganization were higher than the gross expenses for Class A shares of the ClearBridge Value Fund prior to the Reorganization in the Registration Statement filing. The increase in expenses is driven by the acquisition of a different shareholder base with a higher proportion of retail investors with higher servicing costs. However, after waivers and reimbursements, the net expenses are expected to be the same for Class A shares following the Reorganization. The Registrant did not include disclosure on this point in the Registration Statement because the relevant comparison for Target Fund shareholders is a comparison between the expenses of the Target Fund and the applicable Acquiring Fund following the Reorganization. The Registrant believes that the comparison of the expenses of the Acquiring Fund before and after the Reorganization is not material to Target Fund shareholders. The Registrant supplementally confirms that the Board of the ClearBridge Value Fund received and considered information regarding the gross expense ratio increase for Class A shares of the ClearBridge Value Fund and the reason for the increase.

In addition, please note that the fee tables for each Fund have been updated to reflect the information in the recently filed semi-annual reports for each Fund. The updated fee table no longer reflects a gross expense ratio increase for the Class A shares of the ClearBridge Value Fund.

15. Comment: With respect to the historical investment performance disclosed on page 12, please summarize the performance differences among the Funds in addition to providing the charts.

Response: The Registrant has added the following disclosure summarizing performance differences:

In recommending the Reorganization of each Target Fund, the Adviser noted that:

•	ClearBridge Value Fund outperformed the ClearBridge All Cap Value Fund for the 1-, 5- and 10-year periods ended December 31, 2023 with similar levels of volatility

•

ClearBridge Small Cap Fund outperformed the ClearBridge Small Cap Value Fund for the 1- and 10-year periods ended December 31, 2023, with lower levels of volatility (but underperformed the ClearBridge Small Cap Value Fund for the 5-years ended December 31, 2023).

16. Comment: On page 23 in the “Risk” section, there are short-hand references to Large Cap Funds and Small Cap Funds. Please review those terms and consider whether they are clear as to which funds are being referenced.

Response: The requested change has been made to clarify that “Large Cap Funds” refers to the ClearBridge All Cap Value Fund and the ClearBridge Value Fund, and that “Small Cap Funds” refers to the ClearBridge Small Cap Value Fund and the ClearBridge Small Cap Fund.

17. Comment: On the bottom of page 25, there are references to reorganization costs “except for the trading costs associated with the liquidations described above.” Is it also appropriate to except repositioning costs? If so please include that reference as appropriate.

Response: The disclosure was intended to reference repositioning costs and has been revised accordingly.

18. Comment: On page 26, in the references to the Trustees’ considerations relating to each reorganization, the discussion starts by discussing the May 2-3, 2024 Board meeting. However, the business reasons underlying the reorganization existed before that. Briefly expand in the disclosure the background to address any Board discussions relating to the underlying issues, including alternatives considered in the periods leading up to the May Board meeting.

Response: The Registrant notes that the Registration Statement contains a detailed discussion of the Board’s considerations in approving each Reorganization, as well as alternatives considered. The Registrant has revised the “Alternatives to the Reorganizations” section to expand upon the Board’s considerations. However, the Board did not consider the reorganizations or alternatives until the reorganizations were proposed by the Adviser in connection with the May 2-3, 2024 Board meeting.

Accounting Comments

1. Comment: Please update the series and class information in the EDGAR headers for the Form N-14 to reflect all applicable classes and series. The series identifier for ClearBridge Value Fund should be updated to reflect the recent name change.

Response: The requested updates to series and class identifiers have been made.

2. Comment: As previously discussed, the Registration Statement will not go automatically effective under Rule 488, and a delaying amendment would need to be filed. Please confirm that when a pre-effective amendment is filed it would contain an updated accountants’ consent.

Response: The Registrant advises the Staff that the Registrant filed a delaying amendment on June 5, 2024. In addition, the Registrant confirms that, when a pre-effective amendment is filed, it will contain an updated accountants’ consent.

3. Comment: In the fourth paragraph on page i, the disclosure references a substantially similar investment strategy. In other places, the disclosure references a “similar” investment strategy. For consistency, please delete “substantially” here.

Response: As noted under Comment 3, “General Comments” above, the requested change has been made.

4. Comment: Also in that same paragraph, it references the same or lower net expenses, and, in looking at pro forma expenses, we only see a lower net expense ratio. Please revise this discussion throughout to reference a lower net expense ratio, since the fee tables are only showing a lower net expense ratio.

Response: The Registrant has revised the Registration Statement throughout to clarify whether the relevant fee comparison is based on a gross or net expense ratio (or both), as well as to clarify that in all cases both gross and net expense ratios for each class of a Target Fund’s shares are expected to be lower following the Reorganizations.

5. Comment: Wherever a fee comparison is provided, please also provide a comparison based on gross expenses, or before waivers.

Response: As noted above, the Registrant has revised the Registrant Statement to clarify whether the relevant fee comparison is based on a gross or net expense ratio (or both).

6. Comment: On page iii, please update this section with the March 31, 2024 semi-annual report information for the applicable Target Funds.

Response: This section has been updated as requested.

7. Comment: On page 1 of the summary, second paragraph in the section “Overview of Each Reorganization” the paragraph introduces the concept of the costs of the reorganization. Please disclose if these costs apply if the reorganization is not consummated. This could be addressed by adding the phrase “whether or not the reorganizations are consummated.”

Response: The requested change has been made to add the following sentence: “A Target Fund will bear the costs of the Reorganization whether or not the Reorganization is consummated.”

8. Comment: Also disclose the total cost of the reorganization and the total for each Fund. Alternatively, a cross-reference to the section that includes more detail about the cost allocation may be added.

Response: The following disclosure has been added to disclose the total Reorganization expenses to be borne by each Target Fund, with a cross reference to additional information later in the document.

Such Reorganization expenses to be borne by ClearBridge All Cap Value Fund are expected to total approximately $87,740, and such Reorganization expenses to be borne by ClearBridge Small Cap Value Fund are expected to total approximately $39,893, in each case after waivers. See “Information about Each Reorganization—Agreement and Plan of Reorganization” below for additional information.

9. Comment: On page 4, under the section “Comparison of Fees and Expenses,” there is a reference to the expenses being the same or lower. Please update as previously stated to reference the net expense ratio. In this section, please specify whether it is referencing gross expenses or net expenses. We prefer that there is a comparison of both gross and net expenses.

Response: As noted above, the Registrant has revised the Registrant Statement to clarify whether the relevant fee comparison is based on a gross or net expense ratio (or both). The information provides a comparison based on both gross and net expenses.

10. Comment: As a global comment applying to the fee tables, please confirm in correspondence that the fees presented represent current fees in accordance with Item 3 of Form N-14.

Response: The Registrant confirms that the fee tables represent current fees in accordance with Item 3 of Form N-14.

11. Comment: With respect to the format of the fee tables, please consider putting summation lines under total amounts.

Response: The summation lines have been included in the fee tables as requested.

12. Comment: On page 7, with respect to the hypothetical expense example for each reorganization, the introduction to the table notes that the example assumes that the Fund’s operating expenses are exactly as described in proceeding table. Please consider disclosing how long waivers are incorporated into the tables. It looks like the table also incorporates the assumption that Class C shares will be converted to Class A shares after 8 years. Please consider modifying the lead-in to the hypothetical expense example to disclose those assumptions that appear to have been factored in.

Response: The requested disclosure has been added to disclose that waivers are incorporated into the tables through December 31, 2026, and that the fee tables incorporate the assumption that Class C shares will be converted to Class A shares after 8 years.

13. Comment: In the last section on page 7, for the ClearBridge Value Fund, in the line for Class C with redemption at the end of the period for the one year period, the staff calculates the number as $278 instead of $273.

Response: The Registrant respectfully advises that the correct number is $273. This is because ClearBridge Value Fund’s contingent deferred sales charge for Class C shares is 0.95%, rather than 1.00%

14. Comment: On the top of page 8, the ClearBridge Value Fund pro forma expenses, in the line for Class C with redemption at the end of the period for the one year period, the staff calculates the number as $277 instead of $272.

Response: Consistent with the response to Comment 13 above, the Registrant respectfully advises that the correct number is $272. This is because ClearBridge Value Fund’s contingent deferred sales charge for Class C shares is 0.95%, rather than 1.00%.

15. Comment: We are asking the registrant to confirm in correspondence that expenses subject to recapture in the Target Funds will not be carried over to the merged fund.

Response: The Registrant confirms that expenses subject to recapture in a Target Fund will not be carried over to the applicable Acquired Fund.

16. Comment: Please consider for all fee tables disclosing that the fee tables do not include the expenses of the reorganization allocated to each Fund and in that disclosure, disclose the dollar amount allocated to each Fund and the basis point effect.

Response: The Registrant has added the requested disclosure as a footnote to the fee tables.

17. Comment: On page 16, in the average annual total return charts, please confirm that the Class A returns reflect the sales load.

Response: The Registrant confirms that the Class A returns reflect the front-end sales charge in the average annual total return chart.

18. Comment: On page 19, under the “U.S. Federal Income Tax Consequences of the Reorganization” section, the disclosure notes that a portion of the portfolio assets of each Target Fund may be sold in connection with the reorganization. Since later it seems that there will be repositioning, please clarify here that there will be repositioning and provide cross references to the more detailed disclosure on the repositioning.

Response: The requested change has been made as follows:

A portion of the portfolio assets of each Target Fund may be sold in connection with its Reorganization, either before or after the consummation of the Reorganization. It is not currently anticipated that such sales would occur prior to the applicable Reorganization, but if any such sales did occur prior to the Reorganization they might result in a taxable distribution of gains to the applicable Target Fund’s shareholders. A portion of the Target Fund’s portfolio assets are expected to be sold after the Reorganization by the corresponding Acquiring Fund, and, as a result of such sales, the Acquiring Fund might need to make taxable distributions to its shareholders (which, as a result of the Reorganization, would presumably include shareholders of the applicable Target Fund).

19. Comment: On page 25, in the very last paragraph, the first sentence begins “except for the trading costs associated with the liquidation described above.” Please clarify if the term “liquidation” means the same as the repositioning. The same comment also applies on the top of page 26.

Response: As disclosed in response to Comment 17, “General Comments” above, the Registrant has made the requested change.

20. Comment: Also on the top of page 26, the disclosure indicates that the reorganization expenses for the ClearBridge Small Cap Value Fund are expected to total approximately $39,893. This appears to be the amount of the cost allocation after the application of waivers. Please clarify that in the disclosure.

Response: The requested change has been made to reflect that the cost allocation is after the application of waivers.

21. Comment: Under the “Trustees’ Considerations Relating to Each Reorganization” on page 26 and 27, with respect to Fund expenses, did the Board consider that the Acquiring Fund would have higher gross expenses in certain classes based on the current fee tables?

Response: Yes, the Board considered that, for Class A of both Acquiring Funds, and Class C of the ClearBridge Small Cap Fund, that the Fund was estimated to have higher gross expenses after the consummation of the Reorganization. The Board further considered that no class of an Acquiring Fund would have higher net operating expenses after the consummation of the Reorganization, and that the fee limitation agreement would be in effect through December 31, 2026. The Registrant notes that the “Trustees’ Considerations Relating to Each Reorganization” do not discuss differences in gross expenses for the Acquiring Fund before and after the Reorganization, since it is not relevant to Target Fund shareholders who will be receiving Acquiring Fund shares in the Reorganization.

The Registrant further notes that the fee tables for each Fund have been updated to reflect the information in the most recent Semi-Annual Report for each Fund. Class A Shares of the ClearBridge Value Fund no longer reflect a higher gross expense ratio after the consummation of the Reorganization.

22. Comment: Further on page 27, in the fourth paragraph down, under “Costs of the Proposed Reorganization” in the latter part of this paragraph, it gets into details about the repositioning. Please disclose and quantify as of a recent date the estimated percentage of the Target Fund’s portfolio that will be sold. Also, the costs are currently disclosed in total dollars and amount per share. Please also disclose in basis points. For the estimate of capital gains, please also quantify those per share as well.

Response: The requested changes have been made. Please note that the estimates of the costs of the repositioning are now addressed under “Information about each Reorganization – Agreement and Plan of Reorganization.” Please also note that the estimate of capital gains is now addressed under “Information About Each Reorganization – Additional Tax Considerations.”

23. Comment: On page 27, under “Alternatives to the Reorganizations,” were there are any other alternatives considered? If so, please disclose here.

Response: The “Alternatives to the Reorganizations” disclosure has been revised to give a fuller picture of the considerations by the Trustees.

24. Comment: On the bottom of page 30 and top of page 31, there are references to repositioning as well. Please include the details from the Board considerations (including the comments) or include a cross-reference.

Response: The requested change has been made to include the details from the Board considerations.

25. Comment: On page 31, for the capitalization tables, generally the staff position is that they are dated within 30 days of the filing date. Please confirm in correspondence that there have been no material changes to capitalization since the date presented.

Response: The Registrant will update the capitalization tables as of a date within 30 days of the filing date. The Registrant confirms that there have been no material changes to capitalization.

26. Comment: On page 35, in the financial highlights section, please pull in the March 31, 2024 financial highlights for the Target Funds.

Response: The March 31, 2024 financial highlights for the Target Funds have been included as requested. In addition, the Registrant has elected to include the April 30, 2024 financial highlights for the Acquiring Funds.

27. Comment: On page A-4, under the management fee section, in the third paragraph down, the management fees for the fiscal year ended October 31, 2023, are noted as being inclusive of fees recaptured. Is that supposed to mean fees waived?

Response: The reference is intended to refer to fees recaptured pursuant to the Fund’s expense limitation arrangements. As noted in the disclosure, the effective management fee incorporates both management fees waived and management fees recaptured pursuant to the Fund’s expense limitation arrangements.

28. Comment: In Section 10.2 of the Agreement and Plan of Reorganization, in the fourth line down, it provides that the parties acknowledged that they will each pay their respective expenses in connection with the reorganization. Is that contradicted by the statements above regarding the allocation of expenses?

Response: The Registrant views Section 10.2 of the Agreement as first addressing the allocation of expenses between the Funds and the Manager (or one of its affiliates), and then reflecting the agreement between the Funds that each will bear the expenses that have been so allocated to it (i.e., the Acquiring Fund will not bear expenses allocated to the Target Fund and vice versa). The Registrant confirms that the Funds intend to act in accordance with its understanding of Section 10.2.

29. Comment: On Page S-1 of the SAI – please pull in the March 31, 2024 financials and update the incorporation by reference of the financial statements.

Response: The requested change has been made. In addition, the Registrant has elected to include the April 30, 2024 financials for the Acquiring Funds.

30. Comment: On page S-3, in the supplemental financial information section, in the third paragraph, please include disclosure as noted in the November 2023 Dear CFO letter. That letter states: “In cases where a fund is disposing or repositioning the fund in connection with an acquisition but such repositioning is not the result of investment restrictions, the narrative should state that fact and should include a statement that includes the percentage of the target fund’s securities that will be sold.”

Response: The requested disclosure has been added to the Statement of Additional Information.

Please contact the undersigned at 212-309-6353 with any questions you might have regarding the above.

Sincerely,

/s/ Elizabeth L. Belanger